Gofba, Inc.

3281 East Guasti Road, Suite 700

Ontario, CA 91761

November 12, 2019

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Michael C. Foland

Re:	Gofba, Inc. Registration Statement on Form S-1 File No. 333-225254 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gofba, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-225254) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern time, on November 12, 2019, or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely, Gofba, Inc. /s/ William DeLisi By: William DeLisi Its: Chief Executive Officer